UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

INVENTURE FOODS, INC.

(Name of Subject Company)

INVENTURE FOODS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

461212102

(CUSIP Number of Class of Securities)

Terry McDaniel

Chief Executive Officer

Inventure Foods, Inc.

5415 East High Street, Suite 350

Phoenix, Arizona 85054

(623) 932-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gregory R. Hall, Esq.

DLA Piper LLP (US)

2525 East Camelback Road, Suite 1000

Phoenix, Arizona 85016

(480) 606-5128

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2017 (as amended from time to time, the “Schedule 14D-9”) filed by Inventure Foods, Inc., a Delaware corporation (the “Company” or “Inventure Foods”), relating to the tender offer by Heron Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Utz Quality Foods, LLC, a Delaware limited liability company (“Parent”), to purchase all of the shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $4.00 per share, net to the seller in cash, without interest thereon, but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2017, and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the SEC on November 15, 2017.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Explanatory Note:

As further described in Item 8 of this Amendment under the heading “Certain Litigation” below, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. This supplemental information should be read in conjunction with the Schedule 14D-9, which the Company urges you to read in its entirety. With respect to the litigation and the supplemental disclosures set forth in this Amendment, the defendants deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law. As noted below, none of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law. The additional disclosures are set forth below:

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is amended and supplemented as follows:

The following paragraphs amend and replace in its entirety the subsection on page 10 captioned “—Arrangements with Current Executive Officers and Directors of Inventure Foods —Weinberger Consulting Agreement”:

Executive Officer and Director Arrangements Following the Merger

As of the date of this Schedule 14D-9, except for anticipated arrangement with Mr. Weinberger described below and the existing employment agreements with the executive officers of Inventure Foods described above, none of Inventure Foods’ or its subsidiaries’ current directors or executive officers have entered into, or committed to enter into, any agreement, arrangement or other understandings with Parent, Merger Sub or their affiliates regarding continued service with Inventure Foods, Parent or any of their respective subsidiaries from and after the Effective Time, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Inventure Foods entering into any such agreement, arrangement or understanding.

It is expected that the employment of Steve Weinberger, the Company’s Chief Financial Officer, will terminate as of the Effective Time. Parent expects that the Surviving Corporation will enter into a consulting agreement with Mr. Weinberger following the closing of the Merger pursuant to which Mr. Weinberger would provide transition services to the Surviving Corporation for a period of four to six months after the closing of the Merger. Under such arrangement, Mr. Weinberger would be paid a monthly consulting fee equal to $27,500, which is his current monthly base salary with Inventure Foods.

On November 13, 2017, Mr. Weinberger and representatives of Parent had a telephonic call to discuss Mr. Weinberger’s service as a consultant after the closing of the Merger and the general terms of the consulting arrangement described above.

Although employment arrangements have not, to the Company’s knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that members of the Company’s management team might enter into new employment or consulting arrangements with Parent or the Surviving Corporation after the Effective Time on such terms as would be mutually agreeable.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is amended and supplemented as follows:

The following sentence is added to the end of the third full paragraph on page 14 under the caption “—Background of the Offer and Merger Agreement; Reasons for Recommendation—Background of the Offer and Merger Agreement”:

The non-disclosure agreement did not contain a standstill provision and did not prohibit the Company from pursuing a transaction with another party. The non-disclosure agreement was superseded by the Parent NDA (as defined below).

The following sentences are added to the end of the seventh full paragraph on page 16 under the caption “—Background of the Offer and Merger Agreement; Reasons for Recommendation—Background of the Offer and Merger Agreement”:

The NDAs that contain standstill provisions do not prohibit potential counterparties from making non-public acquisition proposals. In addition, the Merger Agreement includes a provision that permits the Company to release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which the Company is a party, if the Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that the failure to do so would violate its fiduciary duties under applicable law.

The following sentences are added at the end of the fourth full paragraph on page 21 under the caption “—Background of the Offer and Merger Agreement; Reasons for Recommendation—Background of the Offer and Merger Agreement”:

Neither Luther King Capital Management Corporation nor its affiliates made any demand of the Company related to the sale process before or after filing the Schedule 13D on January 23, 2017. Similarly, Mr. Stewart did not have any input regarding the Company’s sale process prior to his appointment to the Board on January 31, 2017. Following his appointment, Mr. Stewart’s involvement in the sale process was that of a Board member regularly participating in Board meetings.

The second paragraph on page 40 under the caption “—Opinion of Inventure Foods’ Financial Advisor” is amended and restated in its entirety to read as follows:

As used in this Schedule 14D-9, (a) “FY2017” refers to the fiscal year ending on December 30, 2017, “FY2018” refers to the fiscal year ending on December 29, 2018, “FY2019” refers to the fiscal year ending on December 28, 2019, “FY2020” refers to the fiscal year ending on December 26, 2020,

“FY2021” refers to the fiscal year ending on December 25, 2021 and “FY2022” refers to the fiscal year ending on December 31, 2022, (b) all references to “fully diluted” shares and phrases of similar import, when used in relation to the Company, mean the number of fully diluted outstanding Shares (in the case of Company Options, calculated on a treasury method basis) based on the most recently available information as of October 17, 2017 as provided by the management of the Company to Rothschild, (c) the “EV” of a company as of any given time refers to the enterprise value of such company at such time, (d) the “EBITDA” of a company for any given period means the earnings before interest, taxes, depreciation and amortization of such company during such period and (e) the “adjusted EBITDA” of the Company for FY2017, FY2018, FY2019, FY2020, FY2021 and FY2022 refer to the estimated EBITDA of the Company during the relevant fiscal year as projected by the management of the Company in the Forecasts as adjusted by the management of the Company, as described in this Item 4 under the heading “Certain Unaudited Prospective Financial Information of Inventure Foods.”

The first paragraph on page 42 and the table following that paragraph under the caption “—Opinion of Inventure Foods’ Financial Advisor—Selected Public Company Analysis” is amended and restated in its entirety to read as follows:

The results of Rothschild’s review of the above metrics are summarized in the chart below:

	EV/Sales			EV/EBITDA
	FY2017E	FY2018E	FY2019E	FY2017E	FY2018E	FY2019E
Fast-growing consumer
Hostess Brands	3.64x	3.49x	3.38x	12.1x	11.4x	11.1x
Amplify Snacks	2.89x	2.68x	2.43x	12.2x	11.2x	10.7x
Blue Buffalo Pet Products	4.70x	4.28x	3.89x	18.7x	16.6x	14.0x
Lifeway Foods	1.25x	1.19x	n.a.(1)	n.a.(1)	n.a.(1)	n.a.(1)
High	4.70x	4.28x	3.89x	18.7x	16.6x	14.0x
Upper quartile	4.17x	3.89x	3.63x	15.4x	14.0x	12.6x
Mean	3.74x	3.49x	3.23x	14.3x	13.1x	11.9x
Median	3.64x	3.49x	3.38x	12.2x	11.4x	11.1x
Lower quartile	3.27x	3.09x	2.90x	12.1x	11.3x	10.9x
Low	1.25x	1.19x	2.43x	12.1x	11.2x	10.7x
Mid-cap food companies
Pinnacle Foods	3.02x	3.00x	2.95x	13.8x	12.7x	12.1x
Post Holdings(2)	1.93x	1.84x	1.74x	9.5x	9.0x	8.6x
Treehouse	1.00x	1.01x	0.99x	9.2x	8.6x	8.1x
Flowers Foods	1.23x	1.22x	1.19x	10.8x	10.4x	9.6x
Snyder’s-Lance	2.18x	2.18x	2.15x	15.6x	14.6x	12.7x
B&G Foods	2.40x	2.34x	2.40x	11.0x	10.3x	10.4x
Hain Celestial	1.55x	1.48x	1.44x	14.4x	12.3x	11.3x
J&J Snack Foods	2.20x	2.09x	2.00x	14.7x	13.7x	n.a.(1)
SunOpta	1.02x	0.98x	0.91x	17.1x	12.6x	11.0x
John B. Sanfilippo	0.97x	0.93x	n.a.(1)	n.a.(1)	n.a.(1)	n.a.(1)
High	3.02x	3.00x	2.95x	17.1x	14.6x	12.7x
Upper quartile	2.19x	2.16x	2.15x	14.7x	12.7x	11.5x
Mean	1.75x	1.71x	1.75x	12.9x	11.6x	10.5x
Median	1.74x	1.66x	1.74x	13.8x	12.3x	10.7x
Lower quartile	1.07x	1.06x	1.19x	10.8x	10.3x	9.4x
Low	0.97x	0.93x	0.91x	9.2x	8.6x	8.1x

Overall high	4.70x	4.28x	3.89x	18.7x	16.6x	14.0x
Overall upper quartile	2.89x	2.68x	2.56x	14.9x	12.9x	11.7x
Overall mean	2.14x	2.05x	2.12x	13.3x	12.0x	10.9x
Overall median	2.06x	1.97x	2.07x	13.0x	11.9x	11.0x

Overall lower quartile	1.23x	1.22x	1.37x	11.0x	10.4x	10.0x
Overall low	0.97x	0.93x	0.91x	9.2x	8.6x	8.1x
Inventure Foods
$4.46(3)	1.43x	1.37x	1.29x	n.m.(4)	80.9x	46.9x
$4.00 Offer Price	1.35x	1.29x	1.21x	n.m.(4)	76.3x	44.2x

(1)	“n.a.” means not available.

(2)	Pro forma for acquisition of Weetabix and Bob Evans Farms.

(3)	Per share closing price of Shares on October 25, 2017.

(4)

“n.m.” means not meaningful as the Company had negative EBITDA during the 12-month period ended September 30, 2017 and the management of the Company expects unadjusted EBITDA for FY2017 to be negative.

The second paragraph on page 44 under the caption “—Opinion of Inventure Foods’ Financial Advisor—Selected Precedent Transaction Analysis”, including the chart immediately below the text of such paragraph, is amended and restated in its entirety to read as follows:

The EV/Sales and EV/EBITDA for each of the selected transactions and the high, upper quartile, mean, median, lower quartile and low EV/Sales and EV/EBITDA for all of the selected transactions are set forth in the table below:

Target / Acquiror	EV / Sales	EV / EBITDA
RXBAR / Kellogg’s	5.00x	–
Back to Nature Foods / B&G Foods	2.03x	9.6x
Golden Enterprises / Utz	1.08x	16.5x
Ripple Brand Collective / Hershey	4.08x	–
Boulder Brands / Pinnacle Foods	1.92x	14.6x
ThinkThin / Glanbia	2.58x	–
Diamond Foods / Snyder’s-Lance	2.21x	15.4x
Krave / Hershey	6.25x	–
Annie’s / General Mills	3.93x	36.2x
SkinnyPop (aka Amplify) / TA Associates	3.19x	7.2x
Flagstone Foods / TreeHouse Foods	1.23x	–
Van’s / Hillshire	2.75x	–
KIND / Daniel Lubetzky (founder)	3.70x	15.3x
PowerBar & Musashi / Post	0.88x	9.4x
Rickland Orchards / B&G Foods	1.15x	–
Pirate Brands / B&G Foods	2.29x	10.3x
New York Style & Old London brands / B&G Foods	1.32x	7.4x
Snack Factory / Snyder’s-Lance	2.50x	12.1x
Lepage Bakeries / Flowers Foods	2.23x	12.1x
Pringles / Kellogg	1.80x	11.1x
Brookside / Hershey	1.93x	–
National Pretzel / ConAgra	1.48x	–
Kettle Foods / Diamond Foods	2.37x	11.6x
High	6.25x	36.2x
Upper quartile	2.97x	15.0x
Mean	2.52x	12.6x
Median	2.23x	11.6x
Lower quartile	1.64x	9.5x
Low	0.88x	7.2x

The first paragraph on page 44 under the caption “—Opinion of Inventure Foods’ Financial Advisor—Illustrative Discounted Cash Flow Analysis” is amended and restated to read in its entirety as follows:

Rothschild performed a discounted cash flow analysis of the Company in order to derive an implied per share equity value reference range for the Company if it were to remain an independent public company, and then compared this implied per share equity value reference range with the Offer Price and Merger Consideration provided for in the Merger Agreement. In this analysis, Rothschild calculated the estimated present value of the standalone, unlevered, after-tax free cash flows that the Company forecasted to generate from the beginning of FY2018 through the end of FY2022 based on the Forecasts provided by the management of the Company. Rothschild also calculated a range of estimated terminal values for the Company utilizing the terminal multiple methodology. In conducting the terminal valuation under the terminal multiple methodology, Rothschild applied a range of last-twelve-month period or LTM terminal multiples based on its professional judgment given the nature of the Company and its business and industry, of 11.0x to 13.0x (based on the lower quartile of the Selected Public Companies as described in the section titled “ — Selected Public Company Analysis” above), to the projected adjusted EBITDA of the Company in the terminal period as projected by the management of the Company in the Forecasts as adjusted by the management of the Company, as described in Item 4 under the heading “Certain Unaudited Prospective Financial Information of Inventure Foods.” The standalone, unlevered, after-tax free cash flows and the terminal values were then discounted to present value using discount rates of 13.5% to 15.5% based on an estimate of the Company’s weighted average cost of capital as of October 25, 2017, taking into consideration certain specific inputs provided by the Company and approved for Rothschild’s use, including the Company’s market capitalization, capital structure, marginal tax rate and levered beta for the Company, as well as certain financial metrics for the United States financial markets generally, to derive a range of implied EVs for the Company. A range of implied equity values for the Company was then calculated by reducing the range of implied EVs by the amount of the Company’s net debt of $81.1 million (calculated as debt less cash and cash equivalents, in each case as estimated as of December 29, 2017 by the management of the Company in the Forecasts, and adjusted for capital required for operational restructuring expenses and account payables aged 60 days or more as instructed by the management of the Company). Rothschild then divided the range of implied equity values for the Company by the number of fully diluted outstanding Shares, as provided by the management of the Company and approved for Rothschild’s use. This analysis indicated the following implied per share equity value reference range for the Company (rounded to the nearest $0.25), as compared to the Offer Price:

Implied Per Share Equity Value Reference Range for Inventure Foods	Offer Price
($1.25) – ($0.50)	$4.00

The second sentence of the first paragraph on page 45 under the caption “—-Opinion of Inventure Foods’ Financial Advisor—NOL Tax Savings Analysis” is amended and restated to read in its entirety as follows:

Rothschild used discount rates of 13.5% to 15.5% based on an estimate of the Company’s weighted average cost of capital as of October 25, 2017, taking into consideration certain specific inputs provided by the Company and approved for Rothschild’s use, including the Company’s market capitalization, capital structure, marginal tax rate and levered beta for the Company, as well as certain financial metrics for the United States financial markets generally, and an estimated corporate tax rate of 37.0% as provided by the management of the Company, to obtain an estimated present value for the Company’s net operating loss balance of $11 million.

The first sentence of the third paragraph on page 46 under the caption “—Opinion of Inventure Foods Financial Advisor—Miscellaneous” is amended and restated in its entirety to read as follows:

During the two-year period ending on October 25, 2017, Rothschild did not provide financial advisory or investment banking services to Parent or the Company other than, in the case of the Company, with respect to Rothschild’s engagement in connection with the Transaction, the Pictsweet Transaction and the sale process of the Frozen Fruit Business (other than any of the discussions between the Company and OPC with respect to the OPC Transaction).

The first full paragraph on page 48 under the caption “—Certain Unaudited Prospective Financial Information of Inventure Foods —Forecasts”, including the chart immediately below the text of such paragraph, is amended and restated in its entirety to read as follows:

The Forecasts below are summarized in millions:

Snack Products Segment	2017E	2018E	2019E	2020E	2021E	2022E

Projected Gross Sales	$135.8	$142.6	$151.4	$160.0	$169.4	$179.6
less: Projected Revenue Reduction	$(19.9)	$(20.8)	$(22.1)	$(23.4)	$(24.7)	$(26.2)
Projected Net Sales	$116.0	$121.8	$129.3	$136.6	$144.7	$153.4
less: Projected Cost of Goods Sold	$(95.7)	$(94.9)	$(100.1)	$(105.8)	$(112.0)	$(118.8)
Projected Gross Profit	$20.3	$26.9	$29.2	$30.8	$32.6	$34.6
less: Projected Selling, General and Administrative Expenses	$(9.0)	$(12.1)	$(12.8)	$(13.5)	$(14.3)	$(15.2)
Projected EBIT	$11.3	$14.8	$16.4	$17.3	$18.3	$19.4
Projected Depreciation	$2.3	$2.6	$2.8	$3.0	$3.2	$3.4
Projected Snack Products Segment EBITDA	$13.7	$17.4	$19.2	$20.3	$21.5	$22.8

Corporate Overhead
less: Projected Corporate Selling, General and Administrative Expenses	$(15.4)	$(15.4)	$(15.4)	$(15.4)	$(15.4)	$(15.4)
Projected Operational Restructuring Savings(1)	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0
Pro forma SnackCo adjustments(2)	$2.4	—	—	—	—	—

Projected Adjusted EBITDA(3)	$2.7	$4.0	$5.8	$6.9	$8.1	$9.4

(1)

Projected Operational Restructuring Savings represents margin and volume improvements of approximately $1.6 million and $0.4 million, respectively, related to certain Company products and customer accounts.

(2)	Adjustments relate to operational efficiencies created as a result of operating a standalone snack company.

(3)

Adjusted EBITDA (or earnings before interest, tax, depreciation and amortization) is a non-GAAP measure, derived by adding to operating income depreciation, amortization and impairments. The Forecasts prepared by Inventure Foods’ management did not calculate or estimate the “interest” or “tax” components of EBITDA given the unfunded nature of the business plan. In addition to the uses described in this section, the Company uses non-GAAP financial measures, such as Adjusted EBITDA, to monitor the performance of its business on a comparable basis and to determine certain levels of compensation.

The following calculation of net debt, projected as of December 29, 2017, was prepared by Inventure Foods’ management. The Forecasts below are summarized in millions:

2017E
Projected Debt	$(68.1)
Projected Cash and Cash Equivalents	$4.9
less: Projected Aged Accounts Payable	$(2.9)
less: Projected Capital Required for Operational Restructuring	$(15.0)
Projected Net Debt	$(81.1)

The following projection of standalone, unlevered, after-tax free cash flow was prepared by Inventure Foods’ management. The Forecasts below are summarized in millions:

	2018E	2019E	2020E	2021E	2022E
Projected EBIT	(0.0)	2.5	3.5	4.5	5.6
less: Projected Tax on EBIT	0.0	(0.9)	(1.3)	(1.7)	(2.1)
Projected Net Operating Profit After Tax	(0.0)	1.6	2.2	2.8	3.5
Projected Depreciation	3.0	3.2	3.4	3.6	3.8
less: Net Capital Expenditures	(3.0)	(3.2)	(3.4)	(3.6)	(3.8)
less: Change in Net Working Capital	(0.6)	(0.7)	(0.7)	(0.8)	(0.9)
Unlevered, After-Tax Free Cash Flow	(0.6)	0.8	1.4	2.0	2.6

The following paragraph is added as a new first paragraph on page 49 under the caption “—Certain Unaudited Prospective Financial Information of Inventure Foods—Liquidation and Restructuring Analyses—Weekly Liquidity Projections:”

The table below sets forth weekly liquidity cash flow projections prepared by the Company with the assistance of FTI Consulting. It was prepared for the purpose of forecasting the Company’s cash and overall liquidity position through the period ending December 29, 2017. For purposes of this analysis, the Company’s operations are assumed to continue in the ordinary course, consistent with prior periods.

The following paragraphs are added on page 50 the caption “—Certain Unaudited Prospective Financial Information of Inventure Foods—Liquidation and Restructuring Analyses— Illustrative Chapter 11 Sale Analysis:” immediately above the table:

The table below sets forth an illustrative Chapter 11 sale analysis prepared by the Company with the assistance of FTI Consulting. It was prepared for the purpose of evaluating a potential sale of the Company through a Chapter 11 proceeding under the U.S. Bankruptcy Code. The Chapter 11 sales analysis assumes an expedited sales process in bankruptcy beginning on October 6, 2017, a transaction closing on December 31, 2017, and an additional three months to wind down the Company’s estate. Each scenario assumes a discount of 15.0%, 25%, or 35%, respectively, to the Offer made by Parent, which has an implied transaction value of $165.0 million. For purposes of this analysis, the Company’s operations for the fourth quarter of fiscal 2017 are assumed to continue in the ordinary course, consistent with prior periods.

The Chapter 11 sales analysis also assumes the following with respect to the “in court” Chapter 11 sale scenarios:

•	The Company would pay $322,000 of accrued vacation liabilities to certain Company employees;

•	The Company would not be required to pay any severance to terminated Company employees;

•

Trade creditors of the Company would be entitled to assert administrative expense claims for $1.8 million of goods sold and delivered to the Company within 20 days of the Company’s bankruptcy filing pursuant to Section 503(b)(9) of the U.S. Bankruptcy Code;

•	All general unsecured creditors that are not classified as administrative claims, would be either (i) assumed in full as part of the sale or (ii) become general unsecured claims;

•	The Company would not have any payments to “critical vendors” or “essential suppliers”;

•

All professional fees accrued as of the date of the bankruptcy filing, totaling $1.23 million, would be paid in full in order to maintain current advisors and minimize additional professional fees during the bankruptcy process;

•	The Company would have $199,000 of priority tax claims and any unpaid taxes (amount not estimated) would be paid in full prior to the close of the sale;

•

At December 31, 2017, the Company would have an outstanding balance of $65.4 million in term loan principal and accrued interest, and would be required to pay a $9.2 million prepayment penalty related to the BSP Credit Facility; and

•	The Company would secure incremental debtor-in-possession financing of $6.5 million, with a 12% interest rate, to effectuate the sales process.

The following paragraph is added as a new second paragraph on page 50 under the caption “—Certain Unaudited Prospective Financial Information of Inventure Foods—Liquidation and Restructuring Analyses— Illustrative Chapter 7 Liquidation Analysis”:

This illustrative Chapter 7 liquidation analysis also assumes the following:

•	The Company files for Chapter 7 on October 6, 2017, and commences liquidation immediately;

•	The Company’s operations prior to liquidation proceed in the ordinary course;

•

In liquidation, the Company’s ability to recover on outstanding accounts receivable, net of ordinary course discounts, chargebacks and allowances, declines incrementally for past due balances as of October 6, 2017, from 90% for current balances to 80% for balances aged to 30 days and no recovery for balances aged over 30 days;

•	The Company’s ability to recover value for raw materials and finished goods would be 12.5% (low case) to 25% (high case) and 75% (low case) to 125% (high case) of net book value, respectively;

•	The Company would be unable to recover any value related to assets of discontinued operations;

•

The Company would recover no value for prepaid rent, 75% (low case) to 100% (high case) of net book value for prepaid insurance and 75% (low case) to 100% (high case) of net book value for state taxes receivable;

•	The Company’s land, building and building improvements in Arizona would generate a recovery of 131% (low case) to 196% (high case) of net book value;

•	The Company’s land, building and building improvements in Indiana would generate a recovery of 34% (low case) to 51% (high case) of net book value;

•

As part of the liquidation process, the Company would recover 25% (low case) to 50% (high case) of net book value on equipment more than three years old. Equipment less than three years old would recover 50% (low case) to 75% (high case) of net book value for an expedited, distressed sale;

•

At October 6, 2017, the Company would have an outstanding balance of $61.3 million in term loan principal and accrued interest, and would be required to pay a $8.6 million prepayment penalty related to the BSP Credit Facility;

•	As part of the liquidation process, the Company would recover between $4.5 million (low case) to $10.0 million (high case) for its trademarks and other intangibles;

•	The Company would have a maximum of $524,000 in damages payable arising from termination of its lease obligations pursuant to Section 502(b)(6) of the U.S. Bankruptcy Code;

•	The Company would have severance claims related to terminated employees in an amount of $2.6 million;

•	The Company would have claims related to pre-petition wages and benefits in an amount of $1.6 million;

•

Trade creditors of the Company would be entitled to assert administrative expense claims for $1.8 million of goods sold and delivered to the Company within 20 days of the Company’s bankruptcy filing pursuant to Section 503(b)(9) of the U.S. Bankruptcy Code;

•

The Company would have $10.1 million of unsecured claims related to pre-petition accounts payable not already included as Section 503(b)(9) claims and $2.5 million of unsecured current and non-current liabilities, excluding accrued pre-petition wages and benefits;

•

All professional fees accrued as of the date of the bankruptcy filing, totaling $1.23 million, would be paid in full in order to maintain current advisors and minimize additional professional fees during bankruptcy process; and

•	The Company would have priority tax claims in an amount of $199,000.

Item 5.      Persons/Assets Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is amended and supplemented as follows:

The following paragraph is added immediately following the second paragraph on page 51 under the caption “Item 5. Persons/Assets Retained, Employed, Compensated or Used”:

During the two-year period ending on October 25, 2017, FTI Consulting did not provide consulting or financial advisory services to Parent or the Company other than, in the case of the Company, with respect to FTI Consulting’s engagement in connection with the Transactions. FTI Consulting and its affiliates are engaged in a wide range of advisory, consulting and investment banking activities. FTI Consulting or its affiliates may in the future provide financial services to the Company, Parent and/or their respective affiliates in the ordinary course of business from time to time and may receive fees for the rendering of such services.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is amended and supplemented as follows:

The following paragraph is added as the last paragraph under the caption “Certain Litigation”:

The Company believes that the claims asserted in the Smith v. Inventure Foods, Inc., et al. (Case No. 2:17-cv-04256); Shaoul v. Inventure Foods, Inc., et al. (Case 2:17-cv-04261); Schoenfeld v. Inventure Foods, Inc., et al. (Case 2:17-cv-04273); Schoenfeld v. Inventure Foods, Inc., et al. (Case 2:17-cv-04274); D&S Fraley Revocable Living Trust v. Inventure Foods, Inc., et al. (Case 2:17-cv-04277); Chamat v. Inventure Foods, Inc., et al. (Case 2:17-cv-04294), Rubin v. Inventure Foods, Inc., et al. (Case 2:17-cv-04295) and Vana v. Inventure Foods, Inc., et al. (Case 2:17-cv-04296), are without merit. However, in order to potentially alleviate the costs, risks and uncertainties inherent in additional litigation and provide information to its shareholders, the Company is hereby disclosing certain additional disclosures (the “Supplemental Disclosures”). The Company denies the allegations of the complaints, and denies any violations of law. The Supplemental Disclosures should be read in conjunction with the Schedule 14D-9, which the Company urges you to read in its entirety. To the extent that information in the Supplemental Disclosures differs from information contained in the Schedule 14D-9, the information set forth above supersedes such information contained in the Schedule 14D-9. With respect to such complaints, the Company denies that any further supplemental disclosure was required under any applicable rule, statute, regulation or law. The Company has not admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law. The Company believes that the Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material, or are otherwise required.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVENTURE FOODS, INC.

Date: December 4, 2017	By:	/s/ Steve Weinberger
Steve Weinberger
Chief Financial Officer